METALLA REPORTS PORTFOLIO UPDATES

(All dollar amounts are in United States dollars unless otherwise indicated)

FOR IMMEDIATE RELEASE	TSXV: MTA
February 20, 2025	NYSE AMERICAN: MTA

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (NYSE American: MTA) (TSXV: MTA) is pleased to report the following recent developments in its royalty portfolio:

  Wharf (1.0% GVR) - Gold Measured and Indicated Resources more than doubled; Gold Inferred Resources more than tripled.
  Endeavor (4.0% NSR) - Production on track for Q2 2025 with A$35 million equity capital raise funding secured for the growth of Endeavor Mine.
  Taca Taca (0.42% NSR) - Key ESIA milestones met in Q4 2024 and updated NI 43-101 in progress ahead of expected RIGI incentive regime application.
  Wasamac (1.5% NSR) - Initial declaration of Mineral Reserves with further technical evaluation and exploration ongoing.
  Hoyle Pond (2.0% NSR) - New operator brings fresh perspective to exploration.
  Amalgamated Kirkland (0.45% NSR) - 2025 Guidance of 10 Koz gold and 50 - 60 Koz gold in 2026 and 2027.

WHARF (1.0% GVR)

Metalla holds a 1.0% Gross Value Return ("GVR") royalty on Coeur Mining, Inc's ("Coeur") Wharf Mine ("Wharf") in the Black Hills, South Dakota, USA.

On February 18, 2025, Coeur announced that mine optimization initiatives drove a substantial increase in Mineral Resources, positioning Wharf for significant mine life extensions as infill drilling is expected to accelerate in 2025. At year end, Proven and Probable Reserves totaled 757 Koz at 0.81 g/t gold, Measured Resources totaled 175 Koz at 0.53 g/t gold, Indicated Resources totaled 845 Koz at 0.53 g/t gold and Inferred Resources totaled 470 Koz at 0.56 g/t gold.

For more information, please view Coeur Mining's February 18, 2025 Press Release.

ENDEAVOR (4.0% NSR)

Metalla holds a 4.0% Net Smelter Return ("NSR") royalty on Polymetals Resources Ltd. ("Polymetals") Endeavor project ("Endeavor") in Cobar, Australia.

On February 10, 2025, Polymetals announced a A$35 million single-tranche equity capital raise to strengthen the balance sheet as Polymetals transitions towards first production at the Endeavor Mine in Q2 2025. Polymetals also stated they will accelerate near-mine and regional exploration activities. With a pro forma cash position of ~A$37 million and access to ~A$26 million in undrawn debt finance facilities, Polymetals is well positioned for the capital required for the near-term Endeavor mine restart.

Polymetals continues to reiterate that first production is expected in April 2025 and first cash flows in May 2025.

For more information, please view Polymetals Resources February 10 2025 Press Release.

TACA TACA (0.42% NSR)

Metalla holds a 0.42% NSR Royalty on First Quantum Minerals ("First Quantum") Taca Taca project ("Taca Taca") in Salta, Argentina.

On February 11, 2025, First Quantum reported that key ESIA milestones were met during the fourth quarter 2024, including an independent evaluation by SEGEMAR (Argentinian Geological and Mining Service). The ESIA continues to be reviewed by the Secretariat of Mining of Salta Province.

First Quantum is preparing an update of the Taca Taca's NI 43-101 Technical Report, and plans to submit an application for the RIGI regime, a new incentive regime for large investments.

For more information, please view First Quantum MD&A dated February 11, 2025.

WASAMAC (1.5% NSR)

Metalla holds a 1.5% NSR royalty on Agnico Eagle Mines Limited's ("Agnico") Wasamac Mine ("Wasamac") near Rouyn-Noranda, Canada.

On February 13, 2025, Agnico reported the initial declaration of Proven and Probable Mineral Reserves of 1.38 Moz at 2.9 g/t gold, an Indicated Resource of 667 Koz at 2.19 g/t gold (exclusive) and Inferred Resources were 312 Koz at 1.65 g/t gold.  This is the first declaration of Mineral Reserves by Agnico at Wasamac since its acquisition from Yamana Gold Inc. in 2023.

Agnico reported that it plans to spend $2.3 million for 10,000 meters of drilling at Wasamac in 2025 and an additional $6.8 million is expected to be spent in 2025 for further technical evaluation to assess various scenarios regarding optimal mining rates and milling strategies.

For more information, please view Agnico Exploration Press Release dated February 13, 2025.

HOYLE POND (2.0% NSR)

Metalla holds a 2.0% NSR royalty on a portion of Discovery Silver Corporation's ("Discovery Silver") planned acquisition of the Hoyle Pond mine ("Hoyle Pond").

On January 27, 2025, Discovery Silver announced the acquisition of Newmont Corporation's Porcupine complex, including the Hoyle Pond Underground mine. Discovery Silver outlined significant opportunities that exist to grow production, reduce costs and extend mine life at Hoyle Pond through improved ventilation systems, material handling and backfill systems, and increased automation. In addition, Discovery Silver plans to evaluate zones of mineralization that currently do not have Mineral Resource estimates and were not included in the life-on-mine plan, specifically the TVZ Zone.

Metalla's 2.0% NSR royalty covers the main production zone called the S Vein and portions of the TVZ zone, subject to a 500 koz gold exemption. Metalla also holds a 2.0% NSR royalty on a claim block which partially covers the TVZ Zone, which is not subject to the exemption (see figure below).

For more information, please view Discovery Silver January 27, 2025 Press Release.

AMALGAMATED KIRKLAND (0.45% NSR)

Metalla holds a 0.45% NSR royalty on Agnico's Amalgamated Kirkland project ("AK") near Kirkland Lake, Canada.

On February 13, 2025, Agnico announced that AK ores will be processed at the LZ5 mill at LaRonde beginning in the fourth quarter of 2025. Production from the AK deposit is forecast to be approximately 10 Koz gold in 2025, and 50 - 60 Koz gold in 2026 and in 2027.

For more information, please view Agnico Eagle Mines February 13 2025 Press Release.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a QP as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

ABOUT METALLA

Metalla provides shareholders with leveraged gold, silver, and copper exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading royalty companies.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

Chief Executive Officer

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, Chief Executive Officer

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email: kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this alert.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from registration requirements.

Technical and Third-Party Information

Metalla has limited, if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property. Ounces are converted to grams using a multiple of 31.1035.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this alert, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this alert may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This alert contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur, or be achieved. Forward-looking statements include, but are not limited to, the statements of the property owners/operators with respect to the properties on which Metalla holds a royalty; the positioning of Wharf for significant mine life expansion, and acceleration of infill drilling in 2025; timing for first silver and gold production and cash flows at Endeavour mine; review of the ESIA, the preparation of a new technical report and the submission of an application for the RIGI regime at Taca Taca; anticipated drilling and technical evaluation at Wasmac, including the timing thereof; benefits of new operator at Hoyle Pond, including opportunities to grow production, reduce costs and extend life of mine and evaluation of new zones of mineralization; and production guidance and anticipated ore processing, including timing thereof, at Amalgamated Kirkland;  the expectations generally of Metalla the property owners/operators and the authors of relevant technical reports and studies with respect to the mineral projects in which Metalla has an interest, including without limitation, estimates of mineral resources and mineral reserves and updates thereto, production, mine life, NPV, IRR, costs, drilling, development, permitting, water sourcing, commodity mix and prices, and the timing thereof;  future opportunities and acquisitions; future exploration, financing, development, production and other anticipated developments on the properties in which the Company has or has agreed to acquire an interest; future growth, increased share value, cash generation and returns; and Metalla having a path to becoming a leading gold and silver royalty company.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: that Wharf mine life expansion and infill drilling will not occur as planned; that the timing for first silver and gold production and cash flows at Endeavour mine will not be as anticipated; that the ESIA at Taca Taca will not be approved, the technical report will not be prepared or the application for the RIGI regime at Taca Taca will not be submitted; that the anticipated drilling and technical evaluation at Wasmac, including the timing thereof, will not occur as planned; the benefits of new operator at Hoyle Pond, including opportunities to grow production, reduce costs and extend life of mine and evaluation of new zones of mineralization will not be realized; and production guidance and anticipated ore processing, including timing thereof, at Amalgamated Kirkland will not be as anticipated; ;the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the current novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements.